April 16, 2024

VIA EDGAR
==========
David P. Mathews
Division of Investment Management
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:	Connetic Ventures Fund; File Nos. 333-274892 and 811-23906

Dear Mr. Mathews,

On October 6, 2023, Connetic Ventures Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On November 13, 2023, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

GENERAL COMMENTS

1.         We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed, or updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on supplemental information provided, or on exhibits filed with any pre-effective amendment.

The Registrant acknowledges your comment.

2.         Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please make all conforming changes.

The Registrant will make all conforming changes as requested.

3.         Please advise whether the Fund intends to seek initially, or subsequently, any application(s) for exemptive relief (e.g., multi-class or co-investment relief) or no-action relief in connection with the Registration Statement, and if so, the anticipated timing of any applications or requests for relief.

The Registrant intends to seek multi-class exemptive relief. The Registrant anticipates submitting the request for multi-class exemptive relief on or about October 1, 2024.

4.         Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

The Registrant has not and does not plan to present any “test the waters” materials to potential investors in connection with this offering other than a “red herring” prospectus in accordance with SEC guidance on pre-effective communications.

5.        Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the Registration Statement's effective date. If the Fund plans to issue debt securities or preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosures of risks to stockholders in the event of a preferred shares or debt offering. Please also consider the impact have on other disclosures, such as the Fee Table, and revise throughout as appropriate.

The Registrant does not intend to issue debt securities or preferred shares.

6.         Please confirm in correspondence to the staff that the Fund does not intend to invest more than 15% of its net assets in hedge funds, private equity funds, or other private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Registrant confirms it does not intend to invest more than 15% of its net assets in hedge funds, private equity funds, or other private funds.

7.        Please add disclosure to the Prospectus regarding conflicts of interest that may arise in relation to the allocation of investment opportunities between the Fund and other clients of the Adviser or of its affiliates, and also conflicts of interest as may arise in relation to the Adviser’s selection of investments, use of techniques or use of technologies that have the potential effect of increasing the compensation or earnings of the Adviser or of affiliates of the Adviser.

The Fund is the only client of the Adviser and its affiliates, so there is no conflict of interest in allocating investment opportunities. Employees of the Adviser also do not invest alongside the Fund in the portfolio companies. The Adviser does not believe there are any conflicts that may arise in relation to its selection of investments, use of techniques or use of technologies that have the potential effect of increasing the compensation or earnings of the Adviser or of affiliates of the Adviser.

8.         Regarding references in the Prospectus (Pages 8 and 25) to the Adviser’s use of proprietary technologies named “Wendal” and “Team Print” to automate certain aspects of its due diligence process, please enhance the Prospectus’ description of the Fund’s investment objective and strategies, and the discussion of risks associated with an investment in the Fund, as follows:

a.       Provide additional details as to (i) how Wendal and TeamPrint were developed for application to an investment selection process, including a discussion of signal to noise and interpretability or explainability factors; (ii) how the two technologies are used in combination by the Adviser; (iii) the types of data inputs entered and the types of signals or outputs achieved; (iv) the basis for the assertion that Wendal’s output is unbiased and what you mean by such term; (v) how TeamPrint’s data is validated for accuracy and reliability, and by whom and what specific outputs are considered accurate and reliable; and (vi) any limitations on use of the technologies and the extent to which the portfolio managers will override or alter recommendations from Wendal and/or TeamPrint based on their independent discretion or judgment; and

The Registrant has added the disclosure requested.

i.	Wendal and TeamPrint were developed internally by the Adviser and its affiliates over the last four years to be used in the due diligence process of selecting Portfolio Companies. The Adviser also had input from an external development company and an industrial psychology consulting company in developing Wendal and TeamPrint. The Adviser has a team of data scientists and researchers that work on data integrity and apply various data science and machine learning techniques to flag or eliminate potential “noise” in the system. The Adviser documents its processes and provides technical manuals to support interpretability and explainability for the Wendal and the TeamPrint assessment.

ii.	Wendal is an online, web-based platform where principals of companies who would like to be considered for investment by the Fund apply for consideration. The application includes information about more than 100 variables regarding the company and its leadership, and TeamPrint is used for one type of assessment within the Wendal platform that groups individuals into four personality profiles used in industrial psychology (e.g., leadership, patience, extroversion, and attention to detail). The variables include financial data, factual data (e.g., type of entity such as LLC vs corporation), and personality trait data. Wendal then provides each potential Portfolio Company a score and corresponding star rating, which the Adviser uses to sort and prioritize investment opportunities; however, Wendal does not do specific due diligence on the viability of the business idea of a Portfolio Company. That analysis is done by the portfolio management team as part of the next step in the investment process.

iii.	Wendal collects a host of data inputs, including behavioral profiles and psychology factors on the principals and team, as well as financial and company metrics that allow Wendal to assess company performance and generate a score and corresponding star rating. The behavioral profiles and psychology factors as assessed through questions on the application that are designed to elicit responses that can be analyzed from an industrial psychology perspective to assess the strengths and weaknesses of a management team. The financial and company metrics are questions regarding the company’s revenue, growth rates, capital raised, and ownership structure.

iv.	Wendal is designed to be unbiased in that the information it gathers gets a consistent response from people regardless of gender, race, or age. The technology has been tested for fairness in its assessments across gender, race, and age in a study conducted by a third-party industrial psychology consulting firm.

v.	In industrial psychology, accuracy and reliability are generally assessed by the consistency of measurement. The Adviser followed an industry accepted structured process for establishing scale development to obtain internal consistencies among factors analyzed by TeamPrint. According to the industrial psychology consulting company that was used in the development of TeamPrint and a host of other experts, an adequate level of alpha for assessments is 0.70 or above, the coefficient alpha for each of our 4 main factors were Leadership (0.92), Social (0.88), Technical (0.84), and Reaction (0.79) where each factor produces more than adequate levels of internal reliability.

vi.	Two important limitations of the technology are that Wendal requires startups to apply before it can conduct any analysis, so the pool of potential Portfolio Companies from this source is self-nominated. In addition, Wendal does not do specific due diligence on the viability of the business idea of a Portfolio Company. We believe that our investment team and their deep industry experience add the perfect complement to Wendal’s behavioral science and company health due diligence and use their experience to assess the business idea of a Portfolio Company and to ultimately make the determination whether to invest in a particular Portfolio Company.

b.       Add additional disclosure of risks associated with the use of these technologies or other automation technologies or artificial intelligence in connection with managing the Fund’s investment portfolio, including but not limited to a discussion of the potential negative impacts of (i) incomplete, erroneous or limited data; (ii) potential for changes in relationships among data sets that may result in less useful outcomes or recommendations; and (iii) potential for loss due to coding or logic errors, malware or other potential technology degradation associated with use of the technologies.

The Registrant has added the following risk disclosure.

Use of Technology. Using technology like Wendal and TeamPrint may limit the pool of potential Portfolio Companies in that the analysis performed is only done on companies that apply. The accuracy and usefulness of Wendal and TeamPrint’s recommendations depend significantly on the quality of the data input. Incomplete, erroneous, or limited data could lead to incomplete analyses or incorrect recommendations, thereby affecting the Fund’s decision-making process. The Adviser’s heavy reliance on Wendal and TeamPrint for screening potential investments may limit the Fund’s ability to adjust its strategies quickly in response to new information that the technologies do not incorporate. Like any digital platform, Wendal and TeamPrint face the risk of coding or logic errors that could affect functionality. Additionally, the risk of unauthorized access, malware, or other technological issues could not only disrupt the Adviser’s operations but also lead to loss of proprietary information or negatively impact the Fund’s operations.

Algorithmic and Model Risk: Wendal and TeamPrint rely on algorithms and models that may contain inherent biases despite efforts to ensure neutrality, or they may not fully account for all the nuances in human behavior and market conditions. This could potentially lead to over- or under-weighting certain factors in the investment selection process. Further, the relationships among data sets can evolve over time, resulting from market dynamics, economic factors, or changes in law or regulation. Such changes might render previous algorithms and assessments less effective, potentially leading to suboptimal investment decisions. The testing and validation of Wendal and TeamPrint are performed based on historical data and may not accurately predict future outcomes. There is a risk that the technologies might not perform as expected in different or changing market conditions.

PROSPECTUS

Cover page

9.         In the seventh bullet point risk on the Cover Page (Page 5), concerning return of capital, please also briefly disclose that (i) any capital returned to shareholders through a distribution will be distributed after payment of fees and expenses, and (ii) and the tax impact of any such return of capital.

The Registrant has revised the disclosure as requested.

10.       In the eighth bullet pointed risk on the Cover Page (Page 5), and elsewhere in the Prospectus, the disclosure states that the Fund may pay distributions from sources unrelated to Fund performance, including from offering proceeds. Please confirm in correspondence to the staff that the Board has approved the use of offering proceeds for this purpose.

The Registrant confirms that the Board of Trustees of the Registrant has approved the use of offering proceeds for this purpose.

Prospectus Summary

11.       Under the heading “Investment Objective and Strategies” (Pages 8-9), or elsewhere in the Prospectus, as applicable, and to aid investors’ understanding of the scope and implementation of the Fund’s investment objectives:

a.       Please describe or provide examples in the Summary, or cross-reference to disclosure elsewhere in the Prospectus, the types and characteristics of companies that the Adviser deems to be “private, venture capital investments,” and “private, operating growth companies,” “early-stage companies” and “private venture-backed companies;”

The Registrant has revised the disclosure as requested.

b.       Explain the types of “equity-linked” securities in which the Fund intends to invest;

The Registrant has revised the disclosure to no longer include equity-linked securities.

c.       Explain the types of liquid fixed-income securities and other credit instruments in which the Fund intends to invest, and as the Fund may hold a substantial portion of its investments in such instruments, include risk factors in the appropriate other sections of the Prospectus applicable to investments in fixed income and other credit instruments;

The Registrant has revised the disclosure as requested.

d.       In this section, and in the description of the Fund’s fundamental policies in the SAI, please describe how the Fund classifies “technology” as an industry, whether the Fund will concentrate on the industry broadly or focus on any particular sub-categories of the industry, and whether the Adviser will make its own determinations, or rely on a third- party (e.g., S&P, Bloomberg, etc.) in applying such industry classifications;

The Adviser classifies the technology industry as those identified by Bloomberg’s industry classifications as falling within that category. The Adviser expects that the Fund will focus on software companies, particularly within the technology industry.

e.       Describe or provide examples of the types or categories of companies falling within the “consumer discretionary” sector as an investment focus, and provide an expected percentage range of Fund assets that may be allocated to this area of investment focus; and

The Adviser defines companies that make goods or services that are considered non-essential by consumers, but desirable if their available income is sufficient to purchase them (such as non-essential food and beverage like cold brew coffee) as falling within the “consumer discretionary” sector. The Fund anticipates approximately 10-15% of Fund assets to be allocated to this area of investment focus.

f.       In addition to any additional disclosure in response to the staff comment in Item 7 with respect to the Adviser’s use of Wendal and TeamPrint in its investment processes, please also enhance disclosure in the Prospectus regarding the methods the Adviser will use to achieve the Fund's investment objective. This discussion should include the manner of sourcing, diligence and selection of potential Portfolio Companies and other Fund investments, and ongoing diligence and monitoring of Portfolio Companies’ and other Fund investments’ performance, and adherence to the Fund's investment objective and strategy over time.

The Registrant has made the revisions requested.

12.      Please clarify and conform the language throughout the Prospectus regarding the amount of Fund Shares subject to quarterly repurchase offers. For example, the Cover Page (Page 4), and elsewhere, states that offers will be made for 5% of the Fund’s outstanding Shares; whereas in the Risk sections (Pages 9 and 26), the disclosure states that each such offer will be limited to “no more than” 5% of the Fund’s outstanding Shares.

The Registrant has reconciled the disclosure as requested.

13.      Consider expanding the “Pandemic “Risk” factor (Pages 12 and 30) beyond COVID-19 to address other global events that could potentially impact the Fund or its portfolio investments, including but not limited to other potential pandemics or epidemics, natural disasters, armed conflict, and terrorist acts.

The Registrant has added the disclosure as requested.

Summary of Fund Fees and Expenses

14.      Please include in the text preceding the Fee Table, or in a footnote to the table, that shareholders acquiring Shares through a financial intermediary may also pay commissions or other fees to such intermediaries which are not reflected in the table or example.

The Registrant has added the disclosure requested.

15.       Please include a footnote to the table describing what is represented by the acquired fund fees and expenses line item in the Fee Table and that such amount was estimated for the Fund’s first fiscal year.

The Registrant has added the disclosure requested.

16.      In correspondence, please confirm whether the Fund anticipates incurring expenses associated with leverage, or interest related to borrowing, in its initial year of operations.

The Registrant confirms that it does not anticipate incurring expenses associated with leverage or interest related to borrowing in its initial year of operations.

17.      Please confirm in correspondence that the Expense Limitation Agreement will not terminate until at least one year after the effectiveness of this Registration Statement.

The Registrant so confirms.

The Fund

18.       The Prospectus (Page 24) and SAI (Page 1) state that the Fund will acquire all of the assets and liabilities of CFSPV5 LLC (“Predecessor Fund”), a hedge fund to be converted into the Fund in a tax-free reorganization on [a date to be determined] (the “Reorganization”). Regarding this transaction, the staff requests that the following be responded to in supplemental correspondence:

a.       Describe (i) how the long the Predecessor Fund has been in operation, (ii) why it was formed, (iii) the types of assets it holds, (iv) how it has been managed, and (v) the number and types of investors that will have been admitted as members, and its anticipated assets under management, immediately prior to its Reorganization into the Fund;

i.	The Predecessor Fund commenced operations on January 1, 2019.

ii.	The Predecessor Fund was formed as a private investment vehicle limited to accredited investors to deploy capital targeted at investments in equity securities of private, operating growth companies.

iii.	The Predecessor Fund primarily holds equity securities of private, operating growth companies, as described in its prospectus.

iv.	The Predecessor Fund has been managed in an equivalent manner as is expected to be how the Fund is managed as described in the prospectus.

v.	As of April 5, 2024, the Predecessor Fund had 72 accredited investors and about $36 million in assets.

The Registrant notes that on April 5, 2024, SeedFund SPV LLC (“SeedFund”) and the Predecessor Fund merged into 908 Investments LLC, a private investment vehicle limited to accredited investors. The merger was necessary under the Internal Revenue Code of 1984 before the Predecessor Fund and SeedFund could merge into the Registrant.

i.	SeedFund commenced operations on June 1, 2023.

ii.	SeedFund was formed as a private investment vehicle limited to accredited investors to deploy capital targeted at investments in equity securities of private, operating growth companies.

iii.	SeedFund primarily holds equity securities of private, operating growth companies as described in the Fund’s prospectus.

iv.	SeedFund has been managed in an equivalent manner as is expected to be the manner in which the Fund is managed as described in the prospectus.

v.	As of April 5, 2024, the SeedFund had 41 accredited investors and about $8 million in assets.

The Adviser anticipates that 908 Investments LLC, the new predecessor fund, will have about $38 million in assets immediately before its Reorganization into the Fund.

For the remainder of this response letter, we refer to 908 Investments LLC as the Predecessor Fund and have updated the registration statement accordingly.

b.       Identify which 1940 Act Rule, no-action letter, or exemptive relief will be relied upon to permit the contemplated Reorganization and provide an analysis as to how such reliance is appropriate notwithstanding the prohibitions of Section 17 of the 1940 Act and rules thereunder;

The Fund will acquire all of the assets of the Predecessor Fund pursuant to an Agreement and Plan of Exchange and Reorganization (the “Plan”). The Plan provides that the transaction will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the Investment Company Act and the provisions of Rule 17a-8 under the Investment Company Act (as these provisions apply to a merger between an unregistered fund that is eligible to rely on that rule and a registered investment company), per the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006). Consistent with the requirements set forth in the GuideStone Financial no-action letter:

1)	The Fund will be a shell portfolio as of the closing of the reorganization;

2)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

3)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

4)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

5)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

6)	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

7)	The Adviser, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

8)	The Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

c.       Describe what additional information will be provided to Fund shareholders regarding the Reorganization as to: (i) terms of the Reorganization, including consideration paid and securities to be transferred; (ii) potential conflicts of interest posed by the Reorganization;(iii) the parties responsible for the costs associated with the Reorganization; and (iv) any regulatory or tax impacts to Fund shareholders as a result of the Reorganization;

On March 15, 2024, the Adviser, who is the Manager of the Predecessor Fund, sent a Notice of Supplement and Reorganization (the “Notice”) and an Information Statement (collectively with the Notice, the “Disclosure Documents”) to the members of CFSPV5, LLC and SeedFund that included the following items.

●	A summary of the terms of the Reorganization, including consideration paid and securities to be transferred.

●	All the material facts relating to potential conflicts of interest posed by the Reorganization.

●	Disclosure that the Adviser, not the Fund or the Predecessor Fund, would bear the Reorganization cost.

●	The regulatory and tax impacts to Members due to the reorganization.

The Information Statement also included the following Appendixes.

●	A supplement to the Confidential Offering Memorandum of the Predecessor Fund.

●	A copy of the Predecessor Fund’s Amended and Restated Operating Agreement.

●	The Agreement and Plan of Exchange and Reorganization.

●	The Preliminary Prospectus and Statement of Additional Information for the Fund, noting that it was subject to change and investors would receive a copy of the final Prospectus once it was effective.

●	A chart showing the key similarities and differences between the Predecessor Fund and the Fund.

●	A table identifying the trustees of the Fund.

The documents highlighted the similarities and differences between CFSPV5, LLC and SeedFund and the Fund’s investment objectives, strategies, and risks. The Adviser believes it has provided the investors with sufficient information to evaluate the Reorganization.

d.        Identify any differences between the Fund and the Predecessor Fund in respect of investment strategy, valuation policies and procedures, investment guidelines or restrictions, custody, or administration, and describe how the Board determined that notwithstanding any such differences, the Predecessor Fund and the Fund have in all material respects the same investment objectives and strategies, and that the Predecessor Fund is managed in a manner that, in all material respects, complies with the investment guidelines and restrictions of the Fund; and

The investment strategy, guidelines, and restrictions of the Predecessor Fund and the Fund are substantially similar. The service providers to the Fund for custody and administration are changing due to the expertise needed for a registered fund product versus a private fund. The valuation policies of the Predecessor Fund and the Fund are similar; however, the valuation policies of the Fund are enhanced to ensure they comply with the requirements of the 1940 Act and related guidance. The Adviser represented to the Board that the Predecessor Fund and the Fund are materially the same.

e.        Advise whether the Reorganization is expected to occur simultaneously with the commencement of Fund operations, or if not, advise when it is expected to occur.

The Fund will commence operations on the first business day after the Reorganization.

Use of Proceeds

19.      Please revise the descriptions of “Use of Proceeds” to be consistent with respect to the anticipated time frame in which the proceeds of the Fund’s continuous offering of Shares are expected to be invested. For example, on Page 24, the disclosure states the proceeds will be invested “as soon as practicable”, on Pages 10 and 27, the disclosure references that proceeds will be used “within the timeframe contemplated”, whereas on Page 20, the disclosure provides that the Fund will be able to invest substantially all of the net proceeds… “within two years after receipt” ….

The Registrant has reconciled the disclosure as requested.

Risks

20.      Regarding “Foreign Currency Risk” (Pages 13 and 35), please disclose the risk of a possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets. See Guide 10 to Form N-2.

The Registrant has added the disclosure requested.

21.      We note reference in the “Risks” sections of the Prospectus to an expectation that in almost all cases the Fund will be a minority investor in Portfolio Companies without the ability to control or influence Portfolio Company operations. Please also include disclosure of this expectation in the discussions of investment strategy in the “Prospectus Summary” and “The Fund” sections of the Prospectus and include any anticipated dollar-amount ranges of initial investment in Portfolio Companies.

The Registrant has revised the disclosure as requested.

22.      In the risk factor entitled “No Independent Underwriter” (Page 29), the disclosure states that the continuous offering is being conducted without the aid of an independent principal underwriter. However, in the Plan of Distribution (Page 40), and elsewhere in the Prospectus and SAI, it is disclosed that Foreside Financial Services, LLC serves as the Fund’s principal underwriter and distributor. Please clarify or revise the disclosure in light of the above.

The Registrant has removed the risk referenced.

Share Repurchases

23.      In the disclosure under the sub-heading “Repurchase Amounts and Payment of Proceeds” (Page 44), please add disclosure that the Fund will allow investors to withdraw or modify their tenders at any time prior to the Repurchase Request Deadline, consistent with 1940 Act Rule 23c-3(b)(6).

The Registrant has added the disclosure requested.

Fund Expenses

24.      The staff notes that the disclosure of Fund expenses (Page 47) includes fees and expenses related to the formation and operation of any subsidiaries of the Fund. With respect to any such subsidiary to be utilized by the Fund:

a.       Provide additional disclosure if it is anticipated that any subsidiary’s principal investment strategies or principal risks will differ from that of the Fund;

b.       Disclose that the Fund complies with 1940 Act requirements governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary; that any investment adviser to the subsidiary complies with 1940 Act requirements governing investment advisory contracts as if it were an adviser to the Fund (Section 15); and that the subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17);

c.       Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

d.       Confirm in correspondence that, to the extent a subsidiary is a foreign entity, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

e.       Confirm in correspondence that, for any wholly-owned Subsidiary, its management fee (including any performance or incentive fee) will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses”, in the Fund’s fee table; and

f.       Confirm in correspondence that the financial statements of any subsidiary wholly- owned or controlled by the Fund will be consolidated with those of the Fund, or if not, please explain why.

The Registrant does not intend to have a subsidiary and has removed the reference in Fund Expenses.

Anti-Takeover and Other Provisions in the Declaration of Trust

25.      The staff notes that Delaware's Control Share Acquisition Statute does not apply to non- listed closed-end funds such as the Fund, and that the Fund's Declaration of Trust includes provisions altering shareholder voting rights in transactions involving Principal Shareholders. Please add to the Prospectus disclosure regarding anti-takeover provisions (Page 47) that recent federal and state court precedent has found provisions similar to those included in the Fund’s Declaration of Trust to be inconsistent with the Investment Company Act of 1940, and that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund's specific circumstances.

The Registrant has added the disclosure requested.

ACCOUNTING COMMENTS

General

26.      We note that portions of the filing, including the seed financial statements, are incomplete or need to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Registrant acknowledges your comment.

Fund Expenses

27.       In the first paragraph of Page 48, regarding the Fund’s organization and offering expenses, please include disclosure that details the accounting policies for organization costs.

The Registrant has revised the disclosure as requested.

Financial Statements

28.       In addition to the seed audit for the Fund, and in respect of the contemplated Reorganization of the Predecessor Fund: (i) an audited financial statement of the Predecessor Fund as of its most recent fiscal year-end will be required as an exhibit to the Registration Statement; (ii) should 245 days have passed since the Predecessor Fund’s most recent fiscal year-end, the audited financial statement must be supplemented with a semi-annual unaudited financial statement; and (iii) such additional Predecessor Fund financial statements must comply with Rule 6-11 of Regulation S-X and include a schedule of investments that complies with Rule 12-12 of Regulation S-X.

The Registrant will provide the financials of the Predecessor Fund before effectiveness of the Registration Statement.

*         *         *

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC